UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Papaya Growth Opportunity Corp. I
(Name of Issuer)

Shares of Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

69882P 102
(CUSIP Number)

Papaya Growth Opportunity I Sponsor, LLC
2201 Broadway, #750 Oakland, CA 94612
(510) 214-3750
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 19, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Papaya Growth Opportunity I Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,644,375
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,644,375
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,644,375
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.0%
14	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Papaya Growth Opportunity Corp. I, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2201 Broadway, #750, Oakland, CA 94612. On January 19, 2022, the Issuer consummated its initial public offering (the “IPO”) of 28,750,000 units (the “Units”). In connection with the closing of the IPO, the underwriters for the IPO exercised their over-allotment option in full. Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant of the Issuer (“Warrant”), with each whole Warrant entitling the holder thereof to purchase one share of Class A Common Stock for $11.50 per share.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following person (the “Reporting Person”):

Papaya Growth Opportunity I Sponsor, LLC (the “Sponsor”)

The Sponsor is organized under the laws of the State of Delaware. Clay Whitehead is the sole managing member of the Sponsor. The address for the principal business office of the Reporting Person is 2201 Broadway, #750, Oakland, CA 94612.

The principal business of Sponsor is investing in securities, including the securities of the Issuer.

During the last five years, neither the Sponsor nor Mr. Whitehead (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $11,155,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

On October 19, 2021, the Sponsor purchased an aggregate of 7,452,000 shares of the Issuer’s Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.0034 per share. On November 19, 2021, the Issuer effected a dividend of approximately 1.0102482 shares for each outstanding share of Class B common stock, resulting in the Sponsor paying approximately $0.0033 per Founder Share and there being an aggregate of 7,528,875 Founder Shares outstanding, which amount included an aggregate of up to 956,250 Founder Shares that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. Since the underwriters’ over-allotment was exercised in full, none of the Founder Shares were forfeited. The Founder Shares will automatically convert into Class A Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On January 19, 2022, pursuant to a private placement unit subscription agreement, dated January 13, 2022 (the “Private Placement Unit Subscription Agreement”), the Sponsor purchased 1,155,500 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $11,555,000. Each Placement Unit consists of one share of Class A Common Stock (each, a “Placement Share”) and one-half of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing 30 days following the consummation of the Business Combination.

The foregoing description of the Private Placement Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

The Sponsor and the Issuer entered into a letter agreement, dated January 13, 2022 (the “Letter Agreement”), pursuant to which the Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and public shares in connection with the completion of the Issuer’s initial Business Combination and (ii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 15 months, which is extendable at the Sponsor’s option to up to 21 months (as described in the Issuer’s second amended and restated certificate of incorporation), from the closing of the IPO (although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the prescribed time frame).

Pursuant to the Letter Agreement, the Sponsor agreed to vote any Founder Shares, Placement Shares, and any shares of Class A Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Class A Common Stock voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, the Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the closing price of the shares of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer consummates a transaction that results in the Issuer’s public stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement, dated January 13, 2022 (the “Registration Rights Agreement”), with the Sponsor, pursuant to which the Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any shares of Class A Common Stock issuable upon the exercise of Placement Warrants, any shares of Class A Common Stock issuable upon the conversion of the Founder Shares and any shares of Class A Common Stock that may be issued as part of working capital loans. In addition, the Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 37,644,375 shares of Class A Common Stock outstanding as of January 19, 2022, which is the sum of: (i) 28,750,000 shares of Class A Common Stock issued in the Issuer’s initial public offering, which closed on January 19, 2022, (ii) 1,365,500 shares of Class A Common Stock issuable upon exercise of the Placement Units, and (iii) 7,528,875 shares of Class A Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Papaya Growth Opportunity I Sponsor, LLC	8,644,375	23.0%	8,644,375	0	8,644,375	0

The securities reported above are held of record by the Sponsor and include: (i) 1,115,500 shares of Class A Common Stock issuable upon exercise of the Placement Units, and (ii) 7,528,875 shares of Class A Common Stock issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. Clay Whitehead is the sole managing member of the Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Placement Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. Copies of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter Agreement, dated January 13, 2022, by and among the Issuer, its Officer, its directors and the Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed January 19, 2022).
2	Registration Rights Agreement, dated January 13, 2022, by and among the Issuer, the Sponsor, Cantor Fitzgerald & Co. and J.V.B. Financial Group, LLC on behalf of its Cohen & Company Capital Markets division. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed January 19, 2022).
3	Private Placement Unit Subscription Agreement, dated January 13, 2022, by and between the Issuer and the Sponsor. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed January 19, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2022

PAPAYA GROWTH OPPORTUNITY I SPONSOR, LLC

By:	/s/ Clay Whitehead
Name:	Clay Whitehead
Title:	Managing Member

[Signature Page to Schedule 13D]